UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market May | 2021

Azul Announces New ESG Commitments with Release of 2020 Sustainability Report

São Paulo, May 27, 2021 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and departures, announces today its commitment to reaching net-zero carbon emissions by 2045 with the release of its 2020 Sustainability Report. Azul also became the first airline in Brazil to join the United Nations Global Compact (UN).

Azul’s Sustainability Report highlights initiatives already in place and new commitments to sustainable growth, focused eco-efficient operation through the country’s youngest and most fuel-efficient fleet, aligned with a fleet transformation plan and robust social responsibility initiatives. With this, we are helping Brazil to become a more equal country, increasing access to safe and efficient air service.

In the last decade, Azul was one of the companies that most contributed to Brazil's growth, connecting the country by offering air services to more than 100 cities and developing regions never served by aviation before. Azul was born with the intention of serving and developing Brazil, and that is what we have proudly done since our beginning. We already have the most fuel-efficient fleet in Brazil, and our future fleet transformation program will be one of the main initiatives to achieve our sustainable growth targets,” says John Rodgerson, Azul’s CEO. “Now, as a signatory to the United Nations (UN) Global Compact, we take another step that reinforces our commitment to socio-environmental responsibility and the Sustainable Development Goals”, adds Rodgerson.

Click here to access Azul's 2020 Sustainability Report.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers around 700 daily flights to more than 110 destinations. With an operating fleet of more than 160 aircraft and more than 12,000 crewmembers, the Company has a network of more than 200 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 27, 2021

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer